UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-4315

Orange and Rockland Utilities, Inc.

(Exact name of registrant as specified in its charter )

One Blue Hill Plaza, Pearl River, NY 10965 (845-352-6000)

(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

6.5% Debentures, Due 2027 (Series F)

7% Debentures, Due 2029 (Series G)

7.5% Debentures, Series 2000A

Common Stock, par value $5.00 per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Class of Securities	No. of holders of record
6.5% Debentures, Due 2027 (Series F)	6	*
7% Debentures, Due 2029 (Series G)	22	*
7.5% Debentures, Series 2000 A	1	*
Common Stock, par value $5.00 per share	1

* Number shown are based on Depository Trust Company One Time Special Security Position Reports as of April 1, 2005.

Pursuant to the requirements of the Securities Exchange Act of 1934, Orange and Rockland Utilities, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 8, 2005	By:	/s/ Robert N. Hoglund

		Name:	Robert N. Hoglund
		Title:	Controller and Chief Financial Officer